SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


         (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 2000
                            -----------------

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to
                                     ----------    ---------

Commission file number 1-6262
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                             200 East Randolph Drive
                             Chicago, Illinois 60601

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    BP p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                             London EC2M 7BA England

                                    SIGNATURE
                                    ---------



The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








                                        BP Partnership Savings Plan

                                        By Plan Administrator



Date:  June 27, 2001                    /s/ Donald E. Packham
       -------------                    ---------------------
                                        Donald E. Packham
                                        Senior Vice President of Human Resources
                                        BP Corporation North America Inc.

                         Report of Independent Auditors



To the Investment Committee of BP Corporation North America Inc.


We have audited the accompanying statements of assets available for benefits of The BP Partnership Savings Plan (formerly BP Amoco Partnership Savings Plan) as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                              ERNST & YOUNG LLP


Chicago, Illinois
June 25, 2001

                                                               E.I.N. 36-1812780
                                                                        Plan 051

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                             (thousands of dollars)



                                                           December 31,
                                                           -----------
                                                    2000                 1999
                                                    ----                 ----

Investment in BP Amoco Master Trust for
     Employee Savings Plans                     $   10,579           $        -

Investment in BP America Master Trust                    -               16,826
                                                ----------           ----------

Assets available for benefits                   $   10,579           $   16,826
                                                ==========           ==========















        The accompanying notes are an integral part of these statements.

                                                               E.I.N. 36-1812780
                                                                        Plan 051

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                             (thousands of dollars)


         Additions of assets attributed to:
           Net investment loss in BP Amoco Master Trust
              for Employee Savings Plans                              $    (544)
           Net investment loss in BP America Master Trust                  (859)
           Company contributions                                            346
           Participant contributions                                        999
             Net transfer of assets from other BP
                sponsored plans                                           2,290
                                                                      ---------

                Total additions                                           2,232
                                                                      ---------

         Deductions of assets attributed to:

           Distributions to participants                                 (1,593)
           Transfer of assets of ProCare Automotive
              Service Centers employees to Sullivan
              Acquisition, LLC-sponsored
              savings plan                                               (6,886)
                                                                      ---------

              Total deductions                                           (8,479)
                                                                      ---------

         Net decrease in assets during the year                          (6,247)

         Assets available for benefits:

           Beginning of year                                             16,826
                                                                      ---------

           End of year                                                $  10,579
                                                                      =========



        The accompanying notes are an integral part of these statements.

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                          Notes to Financial Statements


1. DESCRIPTION OF PLAN
   -------------------

         BP America Inc. (the "Company") established the BP America Partnership Savings Plan (the "Plan") effective April 1, 1988. The Plan was amended and restated effective April 7, 2000 and its name was changed to BP Amoco Partnership Savings Plan. In October 2000, the name was changed to BP Partnership Savings Plan.

         The following brief description of the Plan is provided for general information only. Unless otherwise indicated, all descriptions in these notes relate to the Plan, as it existed in 2000. Participants should refer to the Plan document for more complete information.

         The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company reserves the right to amend or terminate the Plan at any time.

         The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. Plan assets were held in the BP America Master Trust. The trustee for the BP America Master Trust was Fidelity Management Trust Company. Effective as of the close of business on April 6, 2000, net assets of the BP America Master Trust, totaling approximately $2.2 billion, were transferred into the BP Amoco Master Trust for Employee Savings Plans (the "Master Trust"). The trustee of the Master Trust is State Street Bank & Trust Company. The name of the Master Trust was changed to BP Master Trust for Employee Savings Plans effective January 1, 2001.

         Effective January 31, 2000, BP Corporation North America Inc. (formerly BP Amoco Corporation) became the Plan sponsor and the Senior Vice President of Human Resources became the Plan administrator. Fidelity Investments Institutional Services Company, Inc. is the Plan's recordkeeper.

         Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. Participants may elect to invest in numerous investment fund options as provided by the Plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year.

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


         A specified portion of the employee contribution, up to a maximum of 3 percent, is matched by the Company in the form of cash contributions, which are initially invested in the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the year.

         The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to (in thousands of dollars) $49 in 2000 and $55 in 1999. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

         All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options.

         Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal, on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. A processing fee of $35 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

         In September 1999, the Company sold its ProCare Automotive Service Centers division to Sullivan Acquisition, LLC. In connection

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


with the sale, assets of ProCare Automotive Service Centers employees were transferred in February 2000, to the Sullivan Acquisition, LLC-sponsored plan. Effective April 7, 2000, assets of certain participants were transferred from the BP Employee Savings Plan into the Plan. Assets of certain participants were also transferred from the Plan into the BP DirectSave Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments of the Master Trust and the BP America Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive. The Master Trust's interest in the guaranteed investment contracts and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts. Money market investments and loans to participants are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the Trustee based on the advice of its investment consultants.

New Accounting Standard. The Master Trust is required to adopt the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on January 1, 2001. SFAS 133 requires the recognition of gains and losses associated with derivative instruments as a change in net assets in the period of change. The adoption of SFAS 133 is not expected to have a material impact on the financial statements of the Plan or the Master Trust.

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


3.  INCOME TAX STATUS
    -----------------

         The Internal Revenue Service ruled February 5, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and therefore the related trust is tax exempt under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendment necessary to maintain the qualification of the Plan and trust.


4.  BP AMERICA MASTER TRUST
    -----------------------

         Through the close of business on April 6, 2000, all investment assets of the Plan were held in the BP America Master Trust with the assets of other plans of the Company. The beneficial interest of the plans in the BP America Master Trust was adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The BP America Master Trust constituted a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


4.  BP AMERICA MASTER TRUST (continued)
    -----------------------------------

         As of April 6, 2000 and December 31, 1999, the Plan's percentage interest in the BP America Master Trust was 0.5% and 0.8%, respectively. The net assets of the BP America Master Trust as of April 6, 2000 and December 31, 1999 and changes in net assets of the BP America Master Trust for the period from January 1, 2000 to April 6, 2000 are as follows:



                            STATEMENTS OF NET ASSETS

                             (thousands of dollars)

                                                    April 6,       December 31,
                                                      2000             1999
                                                 ------------      ------------

Investments
    BP Amoco p.l.c. American Depositary Shares
       ("BP Amoco ADSs")                         $    450,569      $    451,516
    Registered investment companies                   818,323           805,551
    Common collective trust funds                      23,175            78,523
    Government-backed obligations                       5,132             5,009
    Synthetic guaranteed investment contracts         808,566           834,402
    Guaranteed investment contracts                    60,722            59,410
    Money market investments                           14,093            13,476
    Loans to participants                              10,701            11,144
                                                 ------------      ------------

       Total investments                            2,191,281         2,259,031


Dividends and interest receivable                         879             7,778
Contributions receivable                                    -             3,777
                                                 ------------      ------------

       Total assets                                 2,192,160         2,270,586

Operating payables                                          -            (3,135)
                                                 ------------      ------------

       Net assets                                $  2,192,160      $  2,267,451
                                                 ============      ============

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


4.  BP AMERICA MASTER TRUST (continued)
    -----------------------------------


                       STATEMENT OF CHANGES IN NET ASSETS
                       FOR THE PERIOD FROM JANUARY 1, 2000
                                TO APRIL 6, 2000

                             (thousands of dollars)


Additions of assets attributed to:
   Participant contributions                                       $     13,487
   Rollover contributions                                                 6,905
   Company contributions                                                  6,827
   Net realized and unrealized
      appreciation (depreciation) in fair
      value of investments:
         BP Amoco ADSs                                                  (54,178)
         Registered investment companies                                 23,512
   Interest and dividends                                                10,363
                                                                   ------------

          Total additions                                                 6,916
                                                                   ------------

Deductions of assets attributed to:

   Distributions to participants                                        (73,068)
   Transfer of assets of ProCare Automotive
      Service Centers employees to Sullivan
      Acquisition, LLC sponsored savings plan                            (9,061)
   Administrative expenses                                                  (78)
                                                                   ------------

          Total deductions                                              (82,207)
                                                                   ------------

Net decrease in assets during the period                                (75,291)

Net assets

   Beginning of period                                                2,267,451
                                                                   ------------

   End of period                                                   $  2,192,160
                                                                   ============

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)


5.       MASTER TRUST
         ------------

         Effective as of the close of business on April 6, 2000, the assets held in the BP America Master Trust and the net assets of the BP Amoco Employee Savings Plan were transferred into the Master Trust.

         The net assets of the Atlantic Richfield Capital Accumulation Plan, Vastar Resources, Inc. Capital Accumulation Plan and CH-Twenty Capital Accumulation Plan were transferred into the Master Trust effective as of the close of business on July 20, 2000.

         The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------


                    Notes to Financial Statements (continued)


5.       MASTER TRUST (continued)
         ------------------------

         As of December 31, 2000, the Plan's percentage interest in the Master Trust was 0.12%. The net assets of the Master Trust as of December 31, 2000 and changes in net assets of the Master Trust for the period from April 7 to December 31, 2000 are as follows:


                             STATEMENT OF NET ASSETS

                             (thousands of dollars)

                                                              December 31, 2000
                                                              -----------------

     Investments
         BP Amoco p.l.c. American Depositary Shares
            ("BP Amoco ADSs")                                    $    3,641,986
         Registered investment companies                              1,537,818
         Common collective trust funds                                1,440,725
         Money market investments                                       975,241
         Synthetic guaranteed investment contracts                      636,041
         Guaranteed investment contracts                                108,875
         Government-backed obligations                                    5,037
         Loans to participants                                          134,779
         Other                                                            2,941
                                                                 --------------

            Total investments                                         8,483,443

     Dividends and interest receivable                                    5,424
     Contributions receivable                                               190
                                                                 --------------

            Total assets                                              8,489,057

     Operating payables                                                  (1,137)
                                                                 --------------

            Net assets                                           $    8,487,920
                                                                 ==============

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)

                                   ----------

                    Notes to Financial Statements (continued)

5.       MASTER TRUST (continued)
         ------------------------

                       STATEMENT OF CHANGES IN NET ASSETS
                FOR THE PERIOD FROM APRIL 7 TO DECEMBER 31, 2000
                             (thousands of dollars)

Additions of assets attributed to:
   Participant contributions                                        $   112,097
   Rollover contributions                                                90,042
   Employer contributions                                                79,989
   Net realized and unrealized appreciation (depreciation)
      in fair value of investments:
         BP Amoco ADSs                                                 (201,566)
         Vastar common stock                                                365
         Registered investment companies                               (337,024)
         Common collective trust funds                                 (127,494)
   Transfer of assets from BP sponsored plans                         9,381,997
   Transfer of assets from Maxus Energy Corp. sponsored
      savings plan                                                        5,493
   Interest and dividends                                               174,036
                                                                    -----------

          Total additions                                             9,177,935
                                                                    -----------

Deductions of assets attributed to:
   Distributions to participants                                       (676,015)
   Transfer of assets of ProCare Automotive Service
      Centers employees to Sullivan Acquisition, LLC
      sponsored savings plan                                               (749)
   Transfer of assets to the Thrift Plan of Phillips
      Petroleum Company                                                 (11,625)
   Transfer of assets to MCI WorldCom sponsored savings
      plan                                                                 (349)
   Administrative expenses                                               (1,277)
                                                                    -----------

          Total deductions                                             (690,015)
                                                                    -----------

Net increase in assets during the period                              8,487,920

Net assets
   Beginning of period                                                        -
                                                                    -----------

   End of period                                                    $ 8,487,920
                                                                    ===========

                           BP PARTNERSHIP SAVINGS PLAN
                  (formerly BP Amoco Partnership Savings Plan)




                                    Exhibits







Exhibit No.                   Description
-----------                   -----------


    23                        Consent of Independent Auditors